May 7, 2010

VIA EDGAR AND E-MAIL

Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

RE:	American Capital, Ltd. Registration Statement on Form N-2 (File Nos. 814-149; 333-166396)

Dear Ms. Cole:

American Capital, Ltd. (the “Company”) respectfully requests that the staff of the Securities and Exchange Commission afford the Company’s above-referenced registration statement filing (the “2010 Registration Statement”) with selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Disclosure in the 2010 Registration Statement is based on and is substantially similar to the disclosure in the Company’s Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (File No. 333-161421) filed on October 14, 2009. Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended, all securities unsold under the 2009 Registration Statement are being carried forward into the 2010 Registration Statement.

We note the following differences between the two filings, which are reflected in the disclosure included in the 2010 Registration Statement:

1.	The Company has updated the section on risk factors, including the disclosures related to the Company’s defaults under its primary unsecured debt arrangements, the current status of its debt restructuring efforts, the “going concern” explanatory paragraph included in its independent registered public accounting firm’s opinion on the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2009 and the limitations under the Investment Company Act of 1940, as amended, on the Company’s ability to issue equity below its net asset value per share;

2.	The Company has included the required information from its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2009; and

3.	The Company has highlighted certain developments in its business in 2009 starting on page 71 of the 2010 Registration Statement and updated the information on its portfolio companies and funds under management.

Mary Cole, Esq.

May 7, 2010

In addition to the above, stylistic, editorial and updating changes have been made in the 2010 Registration Statement.

If you have any questions or comments regarding the 2010 Registration Statement, please contact Samuel A. Flax at (301) 841-1405 or me at (301) 841-1384.

Sincerely,

Cydonii V. Fairfax
Vice President, Deputy General Counsel and Assistant Secretary

cc:	Samuel A. Flax, Esq.
Richard E. Baltz, Esq.
Darren C. Skinner, Esq.

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